UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

PETRÓLEOS MEXICANOS ANNOUNCES

COMMENCEMENT OF TENDER AND EXCHANGE OFFERS

September 13, 2016

MEXICO CITY, MEXICO – Petróleos Mexicanos (“Pemex”) announced today that it has commenced (i) an offering, for cash purchase, of two new series of debt securities maturing in 2023 and 2047 (the “Concurrent Offering 2023 Notes” and the “Concurrent Offering 2047 Bonds,” respectively, collectively, the “Concurrent Offerings Securities,” and such offers, the “Concurrent Offerings”) and (ii) the tender and exchange offers described below:

With respect to the outstanding series of securities identified as “Group A Securities” in Table 1 below:

•	Group A Cash Tender Offers: To purchase for cash the Group A Securities for an aggregate cash purchase price (including accrued interest) of up to U.S. $1.5 billion (the “Tender Cap”); and

•	Group A Exchange Offers: If the Group A Cash Tender Offers are oversubscribed and a holder of Group A Securities validly tendered so elects, to exchange any Group A Securities that are not accepted in the Group A Cash Tender Offers due to the application of the Tender Cap and the acceptance priority procedures described in the Tender and Exchange Offer Statement (as defined below) (the “Excess Group A Securities”) for, at the election of the holder, either (i) newly-issued debt securities maturing in 2023 (the “2023 Notes”) or (ii) newly-issued debt securities maturing in 2047 (the “2047 Bonds” and, together with the 2023 Notes, the “New Securities”), except that outstanding 2044 Bonds, 2020 Notes and 2021 Notes (each as defined below) may only be exchanged for newly-issued 2047 Bonds.

With respect to the outstanding series of securities identified as “Group B Securities” in Table 2 below:

•	Group B Exchange Offers: To exchange the Group B Securities for newly-issued 2047 Bonds (the “Group B Exchange Offers” and, together with the Group A Exchange Offers, the “Exchange Offers”). There is no cash tender option for the Group B Securities.

The Exchange Offers are subject to the U.S. $1.0 billion 2023 Notes Exchange Cap (as defined below) and the U.S. $1.0 billion 2047 Bonds Exchange Cap (as defined below). See “Exchange Caps for Excess Group A Securities and Group B Securities.”

The purpose of the Group A Cash Tender Offers and the Exchange Offers (collectively, the “Tender and Exchange Offers”) is to extend the maturity profile of Pemex’s existing indebtedness. The Tender and Exchange Offers are being made through Pemex’s Tender and Exchange Offer Statement dated September 13, 2016 (the “Tender and Exchange Offer Statement”), which is expected to be available to holders as soon as possible after the pricing of the Concurrent Offerings.

Offer Deadlines and Settlement

The Tender and Exchange Offers will expire at 11:59 p.m., New York City time, on October 11, 2016, unless extended (such time and date, as the same may be extended, the “Expiration Date”). In order to be eligible to receive the applicable Early Participation Premium (as defined below), holders of Group A Securities and Group B Securities (collectively, the “Existing Securities”) must validly tender and not validly withdraw their Existing Securities at or prior to 5:00 p.m., New York City time, on September 26, 2016, unless extended (such time and date, as the same may be extended, the “Early Participation Date”). Holders who validly tender their Existing Securities after the Early Participation Date will be eligible to receive only the applicable Base Consideration (as defined below). Existing

Securities validly tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on September 26, 2016, unless extended (such time and date, as the same may be extended, the “Withdrawal Date”), but not thereafter, except as required by applicable law.

At a date after the Early Participation Date and prior to the Expiration Date, Pemex may elect to accept for purchase or exchange, as applicable, all Existing Securities validly tendered at or prior to the Early Participation Date (such date, the “Early Acceptance Date”). Payment for all Existing Securities validly tendered at or prior to the Early Participation Date will be made promptly following the Early Acceptance Date, if any (the “Early Settlement Date”). Promptly following the Expiration Date, Pemex will accept for purchase or exchange, as applicable, any validly tendered Existing Securities not previously purchased or exchanged, subject to the terms and conditions of the Tender and Exchange Offer Statement. Such payment will be made promptly following the Expiration Date (the “Final Settlement Date” and, together with the Early Settlement Date, the “Settlement Dates”).

Tender and Exchange Offer Consideration

Table 3 below summarizes the consideration payable in the Tender and Exchange Offers for Existing Securities validly tendered (and not validly withdrawn) and accepted by Pemex.

Holders who validly tender Group A Securities pursuant to the Group A Cash Tender Offers, and whose tender is accepted by Pemex, will receive, in exchange for each U.S. $1,000.00 principal amount of Group A Securities tendered, in the case of Group A Securities tendered by the Early Participation Date, the applicable “Total Group A Cash Tender Consideration,” and in the case of Group A Securities tendered after the Early Participation Date, but at or prior to the Expiration Date, the applicable “Group A Base Cash Tender Consideration.” The Group A Base Cash Tender Consideration is an amount equal to the Total Group A Cash Tender Consideration minus the Group A Early Cash Tender Premium.

Holders who validly tender Excess Group A Securities pursuant to the Group A Exchange Offers, and whose tender is accepted by Pemex, will receive, in exchange for each U.S. $1,000.00 principal amount of Excess Group A Securities tendered, in the case of Excess Group A Securities tendered by the Early Participation Date, the applicable “Total Group A Exchange Consideration,” and in the case of Excess Group A Securities tendered after the Early Participation Date, but at or prior to the Expiration Date, the applicable “Group A Base Exchange Consideration.” The Group A Base Exchange Consideration is an amount equal to the Total Group A Exchange Consideration minus the Group A Early Exchange Premium.

Holders who validly tender Group B Securities pursuant to the Group B Exchange Offers, and whose tender is accepted by Pemex, will receive, in exchange for each U.S. $1,000.00 principal amount Group B Securities tendered, in the case of Group B Securities tendered by the Early Participation Date, the applicable “Total Group B Exchange Consideration,” and in the case of Group B Securities tendered after the Early Participation Date, but at or prior to the Expiration Date, the applicable “Group B Base Exchange Consideration” (together with the Group A Base Cash Tender Consideration and the Group A Base Exchange Consideration, the “Base Consideration”). The Group B Base Exchange Consideration is an amount equal to the Total Group B Exchange Consideration minus the Group B Early Exchange Premium (together with the Group A Early Cash Tender Premium and the Group A Early Exchange Premium, the “Early Participation Premium”).

Payments of the Group A Base Cash Tender Consideration and the Total Group A Cash Tender Consideration will be made in cash. Payments of the Group A Base Exchange Consideration, the Total Group A Exchange Consideration, the Group B Base Exchange Consideration and the Total Group B Exchange Consideration will be made in a principal amount of New Securities. The New Securities will be issued in fully registered form in denominations of U.S. $10,000 and integral multiples of U.S. $1,000 in excess thereof. If, under the terms of the Exchange Offers, any tendering Holder is entitled to receive New Securities in a principal amount that is not a permitted denomination, Pemex will round downward the amount of the New Securities to the nearest permitted denomination and pay cash (rounded to the nearest cent) in lieu of any fractional amount of New Securities equal to the principal amount of New Securities not issued.

Holders will also receive, in cash, accrued and unpaid interest on Existing Securities accepted for purchase or exchange in the Tender and Exchange Offers up to, but excluding, the applicable Settlement Date, less, in the case of Excess Group A and Group B Securities accepted for exchange pursuant to the Exchange Offers, the interest accrued on the New Securities exchanged therefor from the Concurrent Offerings (as defined below) settlement date.

Tender Cap for Group A Securities

If the aggregate amount payable by Pemex pursuant to the Group A Cash Tender Offers would exceed the Tender Cap, subject to the terms and conditions of the Group A Cash Tender Offers, Pemex will apply the acceptance priority procedures described in the Tender and Exchange Offer Statement. Holders of Group A Securities validly tendered may elect to have their Excess Group A Securities, if any, (i) returned to them or (ii) tendered pursuant to the Group A Exchange Offers. Holders of Group A Securities who do not specify an election to tender their Excess Group A Securities pursuant to the Group A Exchange Offers will have their Excess Group A Securities returned to them. Holders of Group A Securities (other than 2044 Bonds, 2020 Notes and 2021 Notes) who tender their Excess Group A Securities pursuant to the Group A Exchange Offers but do not specify an election to receive either 2023 Notes or 2047 Bonds will receive 2023 Notes.

Pemex reserves the right, in its sole discretion and subject to applicable law, to increase or decrease the Tender Cap.

Exchange Caps for Excess Group A Securities and Group B Securities

If the exchange of all Excess Group A Securities and Group B Securities validly tendered in the Exchange Offers would result in the issuance of 2023 Notes or 2047 Bonds in an aggregate amount, in each case, in excess of U.S. $1.0 billion (the “2023 Notes Exchange Cap” and the “2047 Bonds Exchange Cap,” respectively), then only an aggregate principal amount of Excess Group A Securities and Group B Securities that results in the issuance of an aggregate principal amount of 2023 Notes or 2047 Bonds, as applicable, not in excess of the 2023 Notes Exchange Cap or the 2047 Bonds Exchange Cap, as applicable, will be accepted in the Exchange Offers.

If the aggregate amount of 2023 Notes would exceed the 2023 Notes Exchange Cap or the aggregate amount of 2047 Bonds would exceed the 2047 Bonds Exchange Cap in the Exchange Offers, subject to the terms and conditions of the Exchange Offers, Pemex will apply the acceptance priority procedures described in the Tender and Exchange Offer Statement to the Existing Securities validly tendered for 2023 Notes or 2047 Bonds, respectively, pursuant to the Exchange Offers.

Pemex reserves the right, in its sole discretion and subject to applicable law, to increase or decrease the 2023 Notes Exchange Cap and the 2047 Bonds Exchange Cap.

Concurrent Offerings; Conditions

The aggregate principal amount of, and interest rate applicable to, each series of Concurrent Offerings Securities to be issued pursuant to the Concurrent Offerings will be determined at the time of final pricing. Pemex intends to apply the net proceeds from the Concurrent Offerings to (i) pay the principal, premium and accrued interest on the Group A Securities pursuant to the Group A Cash Tender Offers, (ii) pay the fees and expenses relating to the Tender and Exchange Offers and (iii) finance Pemex’s investment program.

Barclays Capital Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., MUFG Securities Americas Inc. and Natixis Securities Americas LLC are acting as managers in connection with the Concurrent Offerings.

The Tender and Exchange Offers are conditioned on Pemex having completed, on or prior to the Early Participation Date, the Concurrent Offerings, resulting in proceeds of not less than the Tender Cap, the consummation of which is subject to market conditions. Concurrent Offerings Securities to be issued in the Concurrent Offerings will be on terms and conditions acceptable to Pemex in its sole discretion. The Concurrent Offerings Securities and the New Securities will be senior unsecured indebtedness and will rank equally with all of Pemex’s other existing and future senior unsecured indebtedness. Each series of New Securities, if and when issued pursuant to the Exchange Offers, is expected to constitute a single series with, and be assigned the same CUSIP, ISIN and common code numbers and have the same terms and conditions as, the corresponding series of Concurrent Offerings Securities issued pursuant to the Concurrent Offerings. Each series of New Securities, if and when issued pursuant to the Exchange Offers, is expected to be fungible for U.S. federal income tax purposes with the corresponding series of Concurrent Offerings Securities issued pursuant to the Concurrent Offerings.

Completion of the Tender and Exchange Offers is also subject to the satisfaction or waiver of a number of general conditions set forth in the Tender and Exchange Offer Statement.

Table 1

Group A Securities

Series	CUSIP Numbers	ISINs	Common Codes	Aggregate Principal Amount Outstanding

8.000% Notes due 2019 (“2019 Notes”)	71654QAU6 (Registered) 71656LAA9 (Rule 144A) 71656MAA7 (Reg. S)	US71654QAU67 (Registered) US71656LAA98 (Rule 144A) US71656MAA71 (Reg. S)	044296225 (Registered) 041170778 (Rule 144A) 041170867 (Reg. S)	U.S. $2,000,000,000
5.750% Notes due 2018 (“2018 Notes”)	706451BS9 (Registered) 70645JBD3 (Rule 144A) 70645KBD0 (Reg. S)	US706451BS94 (Registered) US70645JBD37 (Rule 144A) US70645KBD00 (Reg. S)	038671316 (Registered) 032736882 (Rule 144A) 032736912 (Reg. S)	U.S. $2,488,668,000
5.500% Bonds due 2044 (“2044 Bonds”)	71654QBE1 (Registered) 71656LAN1 (Rule 144A) 71656LBB6 (Rule 144A) 71656MAN9 (Reg. S) 71656MBB4 (Reg. S)	US71654QBE17 (Registered) US71656LAN10 (Rule 144A) US71656LBB62 (Rule 144A) US71656MAN92 (Reg. S) US71656MBB46 (Reg. S)	080445245 (Registered) 084620203 (Rule 144A) 108510285 (Rule 144A) 084620238 (Reg. S) 108510528 (Reg. S)	U.S. $4,250,000,000
6.000% Notes due 2020 (“2020 Notes”)	71654QAW2 (Registered) 71656LAC5 (Rule 144A) 71656MAC3 (Reg. S)	US71654QAW24 (Registered) US71656LAC54 (Rule 144A) US71656MAC38 (Reg. S)	053195849 (Registered) 048511406 (Rule 144A) 048472818 (Reg. S)	U.S. $1,000,000,000
5.500% Notes due 2021 (“2021 Notes”)	71654QAX0 (Registered) 71656LAJ0 (Rule 144A) 71656LAD3 (Rule 144A) 71656MAJ8 (Reg. S) 71656MAD1 (Reg. S)	US71654QAX07 (Registered) US71656LAJ08 (Rule 144A) US71656LAD38 (Rule 144A) US71656MAJ80 (Reg. S) US71656MAD11 (Reg. S)	053196365 (Registered) 065358565 (Rule 144A) 052767679 (Rule 144A) 065346877 (Reg. S) 052748224 (Reg. S)	U.S. $3,000,000,000
Table 2 Group B Securities

Series	CUSIP Numbers	ISINs	Common Codes	Aggregate Principal Amount Outstanding

6.875% Notes due 2026 (“2026 Notes”)	71656LBK6 (Rule 144A) 71656MBK4 (Reg. S)	US71656LBK61 (Rule 144A) US71656MBK45 (Reg. S)	135892700 (Rule 144A) 135892971 (Reg. S)	U.S. $3,000,000,000
6.625% Bonds due 2035 (“2035 Bonds”)	706451BG5 (Registered) 71656LAE1 (Rule 144A) 71656MAE9 (Reg. S)	US706451BG56 (Registered) US71656LAE11 (Rule 144A) US71656MAE93 (Reg. S)	22824082 (Registered) 053846637 (Rule 144A) 053846599 (Reg. S)	U.S. $2,750,000,000
6.500% Bonds due 2041 (“2041 Bonds”)	71654QAZ5 (Registered)	US71654QAZ54 (Registered)	06735529 (Registered)	U.S. $3,000,000,000

Table 3

Tender and Exchange Offer Consideration

GROUP A SECURITIES (Subject to the Group A Cash Tender Offers and, for electing Holders if the Tender Cap would be exceeded, the Group A Exchange Offers)
		Group A Cash Tender Consideration(1) (per U.S. $1,000 principal amount of Group A Securities tendered)						Group A Exchange Consideration(2)(3) for Electing Holders of Excess Group A Securities (principal amount of New Securities per U.S. $1,000 principal amount of Excess Group A Securities tendered)
Series	Acceptance Priority Level(4)	Group A Base Cash Tender Consideration		Group A Early Cash Tender Premium(5)		Total Group A Cash Tender Consideration(6)		Group A 2023 Notes Base Exchange Consideration	Group A 2023 Notes Early Exchange Premium(7)	Total Group A 2023 Notes Exchange Consideration(8)	Group A 2047 Bonds Base Exchange Consideration		Group A 2047 Bonds Early Exchange Premium(9)		Total Group A 2047 Bonds Exchange Consideration(10)
2019 Notes	1	U.S. $	1,103.75	U.S. $	30.00	U.S. $	1,133.75	U.S. $ 1,103.75	U.S. $ 30.00	U.S. $ 1,133.75	U.S. $	1,103.75	U.S. $	30.00	U.S. $	1,133.75

2018 Notes	2	U.S. $	1,026.25	U.S. $	30.00	U.S. $	1,056.25	U.S. $ 1,026.25	U.S. $ 30.00	U.S. $ 1,056.25	U.S. $	1,026.25	U.S. $	30.00	U.S. $	1,056.25

2044 Bonds	3	U.S. $	907.50	U.S. $	30.00	U.S. $	937.50	N/A(11)	N/A(11)	N/A(11)	U.S. $	907.50	U.S. $	30.00	U.S. $	937.50

2020 Notes	4	U.S. $	1,063.75	U.S. $	30.00	U.S. $	1,093.75	N/A(11)	N/A(11)	N/A(11)	U.S. $	1,063.75	U.S. $	30.00	U.S. $	1,093.75

2021 Notes	5	U.S. $	1,047.50	U.S. $	30.00	U.S. $	1,077.50	N/A(11)	N/A(11)	N/A(11)	U.S. $	1,047.50	U.S. $	30.00	U.S. $	1,077.50
GROUP B SECURITIES (Subject to the Group B Exchange Offers)
		Group B Exchange Consideration(2) (principal amount of 2047 Bonds per U.S. $1,000 principal amount of Group B Securities tendered)
Series	Acceptance Priority Level(4)	Group B Base Exchange Consideration		Group B Early Exchange Premium(12)		Total Group B Exchange Consideration(13)
2026 Notes	6	U.S. $	1,118.75	U.S. $	30.00	U.S. $	1,148.75

2035 Bonds	7	U.S. $	1,028.75	U.S. $	30.00	U.S. $	1,058.75

2041 Bonds	8	U.S. $	1,006.25	U.S. $	30.00	U.S. $	1,036.25

(1)	The Total Group A Cash Tender Consideration is subject to the U.S. $1.5 billion Tender Cap.

(2)	The Total Group A Exchange Consideration and Total Group B Exchange Consideration are subject to the U.S. $1.0 billion 2023 Notes Exchange Cap and the U.S. $1.0 billion 2047 Bonds Exchange Cap, respectively.

(3)	The Total Group A Exchange Consideration is available only in the event the Group A Cash Tender Offers are oversubscribed because the aggregate amount payable by Pemex pursuant to the Group A Cash Tender Offers would exceed the Tender Cap. The Total Group A Exchange Consideration will only be issued in exchange for Excess Group A Securities validly tendered and accepted pursuant to the Group A Exchange Offers to Holders who elect to tender their Excess Group A Securities, if any, pursuant to the Group A Exchange Offers. Holders of Group A Securities who do not specify an election to tender their Excess Group A Securities, if any, pursuant to the Group A Exchange Offers will have their Excess Group A Securities returned to them. Holders of Group A Securities making this election will be required to choose to exchange their Excess Group A Securities for either 2023 Notes or 2047 Bonds, except for Holders of the outstanding 2044 Bonds, 2020 Notes and 2021 Notes, who may only exchange such outstanding 2044 Bonds, 2020 Notes and 2021 Notes for 2047 Bonds. Holders of Group A Securities (other than 2044 Bonds, 2020 Notes and 2021 Notes) making this election who do not specify an election to receive either 2023 Notes or 2047 Bonds will receive 2023 Notes.

(4)	All Existing Securities validly tendered having a higher acceptance priority level will be accepted for purchase or exchange before any tendered Existing Securities having a lower acceptance priority level are accepted.

(5)	The Group A Early Cash Tender Premium is payable in cash.

(6)	Includes the Group A Early Cash Tender Premium.

(7)	The Group A 2023 Notes Early Exchange Premium is payable in 2023 Notes.

(8)	Includes the Group A 2023 Notes Early Exchange Premium.

(9)	The Group A 2047 Bonds Early Exchange Premium is payable in 2047 Bonds.

(10)	Includes the Group A 2047 Bonds Early Exchange Premium.

(11)	2044 Bonds, 2020 Notes and 2021 Notes that are not accepted in the Group A Cash Tender Offers due to the application of the Tender Cap and the acceptance priority procedures described in the Tender and Exchange Offer Statement may not be exchanged for 2023 Notes.

(12)	The Group B Early Exchange Premium is payable in 2047 Bonds.

(13)	Includes the Group B Early Exchange Premium.

Further Information

The Tender and Exchange Offers are being made only to holders of Existing Securities who have properly completed, executed and delivered to the information and exchange agent an eligibility letter in the form to be distributed later today, whereby such holders have represented to the information and exchange agent that they are one of the following: (i) if in the United States, a “qualified institutional buyer,” or “QIB,” as that term is defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or (ii) if outside the United States, a person other than a “U.S. person,” as that term is defined in Rule 902 under the Securities Act, or acquiring for the account of a U.S. person (other than as a distributor), and is acquiring New Securities in an offshore transaction in accordance with Rule 903 of Regulation S under the Securities Act. Only holders who have satisfied these requirements are authorized to receive or review the Tender and Exchange Offer Statement or to participate in the Tender and Exchange Offers.

Neither the Concurrent Offerings Securities nor the New Securities have been registered under the Securities Act or may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Pemex will enter into registration rights agreements with respect to the Concurrent Offerings Securities and the New Securities providing for certain registration rights with respect to the Concurrent Offering Securities and the New Securities. THE CONCURRENT OFFERINGS SECURITIES AND THE NEW SECURITIES ARE BEING ISSUED ONLY TO ELIGIBLE HOLDERS.

D. F. King & Co., Inc., has been appointed as the information and exchange agent for the Tender and Exchange Offers. Holders may contact the information and exchange agent to request the eligibility letter. Banks and brokers call: +1-212-269-5550. All others call: 800-817-5468 (U.S. toll-free) or +1-212-269-5550 (international). Email: pemex@dfking.com. Copies of the eligibility letter, the Tender and Exchange Offer Statement and the related letter of transmittal are available at www.dfking.com/pemex.

Pemex has retained Barclays Capital Inc., Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. to act as Dealer Managers in connection with the Tender and Exchange Offers. Questions regarding the Tender and Exchange Offers may be directed to Barclays Capital Inc. at 800-438-3242 (U.S. toll-free), +1-212-528-7581 (international) or us.lm@barclays.com, Citigroup Global Markets Inc. at 800-558-3745 (U.S. toll-free), +1-212-723-6106 (international) or ny.liabilitymanagement@citi.com or HSBC Securities (USA) Inc. at 888-HSBC-4LM (U.S. toll-free), +1-212-525-5552 (international) or liability.management@hsbcib.com.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Tender and Exchange Offers are being made solely through the Tender and Exchange Offer Statement and the related letter of transmittal, and only to such persons and in such jurisdictions as are permitted under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: September 13, 2016

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.